Exhibit 3.1

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PMC-SIERRA, INC.

(Pursuant to Sections 242 and 245 of the

General Corporation Law of the State of Delaware)

1. The name of the corporation (hereinafter called the "Corporation") is PMC-Sierra, Inc.

2. The Certificate of Incorporation of the Corporation was originally filed on May 2, 1997, and amended by Certificate of Amendment filed on June 13, 1997, Certificate of Agreement of Merger filed on July 10, 1997, Certificate of Amendment filed July 11, 1997, Certificate of Amendment filed June 4, 1998, Certificate of Amendment filed July 14, 1999 and Certificate of Correction filed on August 19, 1999, Certificate of Amendment filed July 11, 2000, Restated Certificate filed on May 11, 2001 and the Restated Certificate filed May 5, 2011.

3. This Second Amended and Restated Certificate of Incorporation amends, restates and integrates the provisions of the Certificate of Incorporation of said Corporation and has been duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

4. The text of the Certificate of Incorporation is hereby amended and restated to read in full as follows:

ARTICLE I

The name of this corporation is Microsemi Storage Solutions, Inc. (the “Corporation”).

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware and the County of New Castle is 2711 Centerville Road, Suite 400 Wilmington, Delaware 19808 and the name of the registered agent at that address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the “DGCL”) as the same exists or may hereafter be amended.

ARTICLE IV

This Corporation is authorized to issue one class of stock to be designated “Common Stock.” The total number of shares which the Corporation is authorized to issue is One Thousand (1,000) shares, all of which shall be Common Stock, par value $0.001 per share.

ARTICLE V

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE VIII

To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or his or her testator or intestate is or was a director, officer or employee of the Corporation, or any predecessor of the Corporation, or serves or served at any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor to the Corporation.